Exhibit 99.1

São Paulo, August 7, 2019 — Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the second quarter of 2019. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

CONSOLIDATED HIGHLIGHTS

•                      EBITDA margin expands from 14.6% in 2Q18 to 15.5% in 2Q19, reflecting the Company’s new asset portfolio, despite the less favorable business environment.

•                      Free cash flow of R$361 million in 2Q19, compared to R$86 million in 2Q18, reversing the negative trend in 1Q19.

•                      Selling, general and administrative expenses decrease 18% in 2Q19 compared to 2Q18, aligned with the strategy of rigorous austerity in costs and expenses.

•                      Dividend distribution in 2Q19 of R$ 119 million (R$ 0.07 per share).

EBITDA (R$ million) and EBITDA Margin (%)
14.6%
15.7%
12.9%
15.5%
15.5%
1,756
2,013
1,404
1,552
1,572
2Q18
3Q18
4Q18
1Q19
2Q19
EBITDA Adjusted
EBITDA Margin Adjusted

Free Cash Flow (R$ million)
1,572
(424)
(159)
(340)
(288)
361
Adjusted EBITDA 2Q19
CAPEX
Income Tax
Debt Interest, net
Working Capital
Free Cash Flow 2Q19

SG&A[1] Expenses (R$ million and % of Net Sales)
-17.9%
431
418
393
368
354
3.6%
3.3%
3.6%
3.7%
3.5%
2Q18
3Q18
4Q18
1Q19
2Q19
SG&A[1]
% of net sales
[1]Selling, general and administrative expenses

CONSOLIDATED INFORMATION

GERDAU’S PERFORMANCE IN 2Q19

Results of Operations

CONSOLIDATED	2Q19	2Q18	Δ	1Q19	Δ	6M19	6M18	Δ

Volumes (1,000 tonnes)
Production of crude steel	3,425	3,989	-14.1%	3,343	2.5%	6,768	8,154	-17.0%
Shipments of steel	2,972	3,834	-22.5%	2,985	-0.4%	5,957	7,705	-22.7%
Results (R$ million)
Net Sales	10,154	12,035	-15.6%	10,026	1.3%	20,180	22,424	-10.0%
Cost of Goods Sold	(8,881)	(10,391)	-14.5%	(8,757)	1.4%	(17,638)	(19,440)	-9.3%
Gross profit	1,273	1,644	-22.6%	1,269	0.3%	2,542	2,984	-14.8%
Gross margin (%)	12.5%	13.7%		12.7%		12.6%	13.3%
SG&A	(354)	(431)	-17.9%	(368)	-3.8%	(722)	(851)	-15.2%
Selling expenses	(122)	(158)	-22.8%	(129)	-5.4%	(251)	(308)	-18.5%
General and administrative expenses	(232)	(273)	-15.0%	(239)	-2.9%	(471)	(543)	-13.3%
%SG&A/Net Sales	3.5%	3.6%		3.7%		3.6%	3.8%
Adjusted EBITDA	1,572	1,756	-10.5%	1,552	1.3%	3,123	3,240	-3.6%
Adjusted EBITDA Margin	15.5%	14.6%		15.5%		15.5%	14.4%

Production and shipments

In 2Q19, crude steel production and steel shipments decreased in relation to 2Q18, reflecting the asset divestments in the previous year. In 2018, the operations in Chile and India and most of the rebar units in the United States were divested.

Operating result

Despite the increase in net sales per tonne sold in all Business Divisions (BDs), the divestments adversely affected consolidated net sales in 2Q19 compared to 2Q18.

Consolidated cost of goods sold decreased in 2Q19 in relation to 2Q18, mainly due to the divestments. Excluding divestments, cost of goods sold increased slightly, influenced primarily by the higher prices of iron ore, coal and pig iron.

Consolidated gross profit and gross margin decreased in 2Q19 in relation to 2Q18, explained by the divestments and by the increase in cost per tonne sold outpacing the increase in net sales per tonne sold in the period.

Selling, general and administrative expenses in 2Q19 decreased in relation to both 2Q18 and 1Q19, to 3.5% of net sales, reflecting the ongoing operating efficiency gains and the digital innovation initiatives, as well as the divestments.

Breakdown of Consolidated EBITDA (R$ million)	2Q19	2Q18	Δ	1Q19	Δ	6M19	6M18	Δ

Net income	373	698	-46.5%	453	-17.6%	825	1,147	-28.1%
Net financial result	300	713	-57.9%	375	-20.0%	675	1,056	-36.1%
Provision for income and social contribution taxes	252	(231)	—	162	55.6%	415	(59)	—
Depreciation and amortization	527	457	15.3%	506	4.2%	1,033	910	13.5%
EBITDA - Instruction CVM (1)	1,452	1,637	-11.3%	1,496	-2.9%	2,948	3,054	-3.5%
Gains and losses on assets held for sale and sales in subsidiaries	—	48	—	—	—	—	51	—
Equity in earnings of unconsolidated companies	39	(24)	—	(14)	—	24	(42)	—
Proportional EBITDA of associated companies and jointly controlled entities	81	95	-14.7%	70	15.7%	151	177	-14.7%
Adjusted EBITDA(2)	1,572	1,756	-10.5%	1,552	1.3%	3,123	3,240	-3.6%
Adjusted EBITDA Margin	15.5%	14.6%		15.5%		15.5%	14.4%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	2Q19	2Q18	1Q19	6M19	6M18

EBITDA - Instruction CVM(1)	1,452	1,637	1,496	2,948	3,054
Depreciation and amortization	(527)	(457)	(506)	(1,033)	(910)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(3)	925	1,180	990	1,915	2,144

(1)         — Non-accounting measure calculated in accordance with CVM Instruction 527.

(2)         — Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

(3)         - Accounting measure reported in the consolidated Income Statement.

Adjusted EBITDA decreased in 2Q19 compared to 2Q18, mainly due to the deconsolidation of assets in 2018. EBITDA margin expanded in the period, explained by the Company’s new asset portfolio and the reduction in selling, general and administrative expenses. Note that, in relation to 1Q19, EBITDA margin was stable at 15.5%, consolidating the Company’s strategy to focus on its more profitable assets.

EBITDA (R$ million) and EBITDA Margin (%)

Financial result and net income

CONSOLIDATED (R$ million)	2Q19	2Q18	Δ	1Q19	Δ	6M19	6M18	Δ

Income before financial income expenses and taxes(1)	925	1,180	-21.6%	990	-6.6%	1,915	2,144	-10.7%
Financial Result	(300)	(713)	-57.9%	(375)	-20.0%	(675)	(1,056)	-36.1%
Financial income	48	34	41.2%	41	17.1%	89	65	36.9%
Financial expenses	(353)	(387)	-8.8%	(345)	2.3%	(698)	(753)	-7.3%
Exchange variation, net (including net investment hedge)	27	(379)	—	(48)	—	(22)	(392)	-94.4%
Exchange variation (other currencies)	(15)	(9)	64.8%	(23)	-34.8%	(37)	(3)	1133.3%
Gains (losses) on financial instruments, net	(7)	28	—	—	—	(7)	27	—
Income before taxes(1)	625	467	33.9%	615	1.6%	1,240	1,088	14.0%
Income and social contribution taxes	(252)	231	—	(162)	55.6%	(415)	59	—
Exchange variation including net investment hedge	(42)	374	—	20	—	(21)	386	—
Other lines	(210)	(143)	46.9%	(182)	15.4%	(394)	(328)	20.1%
Non-recurring items	—	—	—	—	—	—	1	—
Consolidated Net Income(1)	373	698	-46.5%	453	-17.6%	825	1,147	-28.1%
Non-recurring items	—	48	—	—	—	—	51	—
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	48	—	—	—	—	51	—
Consolidated Adjusted Net Income(2)	373	746	-50.0%	453	-17.6%	825	1,198	-31.1%

(1)         - Accounting measure disclosed in the consolidated Income Statement.

(2)         - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result but did not produce any cash effects.

In 2Q19 compared to 2Q18, the variation in the financial result was basically due to the effects from exchange variation on liabilities contracted in U.S. dollar, which were practically offset by the line “Income Tax/Social Contribution — effects from exchange variation that include net investment hedge.”

Adjusted net income in 2Q19 decreased in relation to 2Q18, in line with EBITDA in the period.

Dividends

Gerdau S.A. approved the payment of dividends in the amount of R$ 119 million (R$ 0.07 per share) in 2Q19, which was distributed as an advance on the minimum mandatory dividend stipulated in the Bylaws.

Payment date: August 28, 2019

Record date: shareholding position on August 16, 2019

Ex-dividend date: August 19, 2019

Working Capital and Cash Conversion Cycle

In June 2019, the cash conversion cycle and working capital measured in days (working capital divided by daily net sales in the quarter) remained practically stable in relation to March 2019, due to the build in inventories ahead of the scheduled maintenance shutdown of Blast Furnace 1 at Ouro Branco, MG.

Working Capital (R$ million) and Cash Conversion Cycle (days)

Financial Liabilities

Debt composition (R$ million)	06.30.2019	03.31.2019	06.30.2018
Short Term	1,874	2,939	2,317
Long Term	12,800	12,054	15,798
Gross Debt	14,674	14,993	18,115
Cash, cash equivalents and short-term investments	2,142	2,532	2,941
Net Debt	12,532	12,461	15,174

On June 30, 2019, gross debt was 12.8% short term and 87.2% long term. Broken down by currency, 26.2% of gross debt was denominated in Brazilian real, 72.9% in U.S. dollar and 0.9% in other currencies.

On June 30, 2019, 53% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	06.30.2019	03.31.2019	06.30.2018
Gross debt / Total capitalization(1)	35%	36%	41%
Net debt(2) (R$) / EBITDA(3) (R$)	1.9x	1.8x	2.7x

(1)         - Total capitalization = shareholders’ equity + gross debt - debt interest

(2)         — Net debt = gross debt — interest on debt — cash, cash equivalents and financial investments.

(3)         — Adjusted EBITDA in the last 12 months.

The sharp reduction in the net debt/EBITDA ratio from 2.7x on June 30, 2018 to 1.9x on June 30, 2019 is due to the funds generated by the divestment program carried out by the Company over the past few years and free cash flow generation. The program created economic value for the Company of around R$ 7 billion by focusing on deleveraging and optimizing the Company’s asset portfolio, while maintaining EBITDA at a high level.

Payment schedule of gross debt (non-current)

The Board of Directors’ Meeting held on April 25, 2019 approved the 16th Issue of Non-Convertible Debentures, in Two Series, with the aim of lengthening the Company’s debt maturity profile. The subscribed and paid-in amount of the Issue was R$ 1.4 billion, of which R$ 600 million was in the first series due in 4 years and R$ 800 million in the second series due in 7 years.  The net proceeds were used to strengthen the Company’s cash position to support its normal course of business.

The debentures are denominated in Brazilian real, not convertible into stock and have variable interest percentage of 105.5% and 107.25% of the CDI overnight rate.

On June 30, 2019, the nominal weighted average cost of gross debt was 6.5%, or 6.7% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 10.2% for the portion contracted by subsidiaries abroad. On June 30, 2019, the average gross debt term was 7.1 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Investments

Capital expenditure was R$ 424 million in 2Q19, with R$ 196 million allocated to general maintenance, R$ 132 million to technological expansion and modernization, and R$ 96 million to maintenance of the Ouro Branco Mill. Of the amount invested in the quarter, 49% was allocated to the Brazil BD, 27% to the North America BD, 21% to the Special Steel BD and 3% to the South America BD.

According to Material Fact notice dated August 7, 2019, the Company revised its investment plan for 2019, from R$ 2.2 billion to R$ 1.8 billion, given the slower recovery of the market.

This amount continues to be part of the CAPEX plan of R$ 7.1 billion for the three-year period (2019-2021), R$ 2.4 billion of which consists of investments in expansion and technological updating, as already announced. The investments will be made as expectations for the market’s recovery and for free cash flow generation in the period are confirmed. Accordingly, a portion of these investments that originally had been planned for 2019 was postponed to 2020 and 2021.

Free Cash Flow

Free cash flow generation was R$ 361 million in 2Q19, compared to R$ 86 million in 2Q18, reversing the negative trend in 1Q19.

Free Cash Flow 2Q19 (R$ million)

Free Cash Flow - Quarterly (R$ million)

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•                     Brazil BD (Brazil Business Division) — includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•                     North America BD (North America Business Division) — includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•                     South America BD (South America Business Division) — includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•                     Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	2Q19	2Q18	∆	1Q19	∆	6M19	6M18	∆
Volumes (1,000 tonnes)
Production of crude steel	1,626	1,381	17.7%	1,419	14.6%	3,045	2,913	4.5%
Shipments of steel	1,343	1,364	-1.5%	1,357	-1.0%	2,701	2,803	-3.6%
Domestic Market	985	982	0.3%	939	4.9%	1,924	1,979	-2.8%
Exports	359	382	-6.0%	418	-14.1%	777	824	-5.7%
Shipments of long steel	961	1,025	-6.2%	1,041	-7.7%	2,003	2,098	-4.5%
Domestic Market	658	692	-4.9%	641	2.7%	1,299	1,340	-3.1%
Exports	304	333	-8.7%	400	-24.0%	704	758	-7.1%
Shipments of flat steel	382	339	12.7%	316	20.9%	698	705	-1.0%
Domestic Market	327	290	12.8%	298	9.7%	625	639	-2.2%
Exports	55	49	12.2%	18	205.6%	73	66	10.6%
Results (R$ million)
Net Sales(1)	4,017	3,798	5.8%	3,849	4.4%	7,866	7,409	6.2%
Domestic Market	3,280	2,931	11.9%	3,010	9.0%	6,290	5,725	9.9%
Exports	737	867	-15.0%	839	-12.2%	1,576	1,684	-6.4%
Cost of Goods Sold	(3,426)	(3,138)	9.2%	(3,321)	3.2%	(6,747)	(6,068)	11.2%
Gross profit	592	660	-10.3%	528	12.1%	1,119	1,341	-16.6%
Gross margin (%)	14.7%	17.4%		13.7%		14.2%	18.1%
EBITDA	716	743	-3.6%	674	6.2%	1,390	1,493	-6.9%
EBITDA margin (%)	17.8%	19.6%		17.5%		17.7%	20.2%

(1) — Includes iron ore sales.

Production and shipments

Crude steel production increased in 2Q19 compared to 2Q18, reflecting the truck drivers’ strike in Brazil and the scheduled maintenance shutdown of Blast Furnace 2 at the Ouro Branco Mill in 2Q18. In relation to 1Q19, the increase was due to the build in inventories ahead of the scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill in the second half of 2019.

Shipments decreased in 2Q19 in relation to 2Q18 and 1Q19, due to lower shipments to the foreign market, given the export market’s lower profitability and the building of strategic inventories ahead of the scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill. Despite the reduction in total shipments, shipments of flat steel goods in the domestic market grew in 2Q19 compared to 2Q18 and 1Q19, led by heavy plates.

In 2Q19, 406,000 tonnes of iron ore were sold to third parties and 1,124,000 tonnes were consumed internally. The lower shipments of iron ore in the period compared to 2Q18 (720,000 tonnes), reflecting the building of strategic inventories given the challenges faced by the mining industry in Minas Gerais state. In relation to 1Q19 (256,000 tonnes), shipments registered a significant increase, which helped to offset the effect from the costs with sourcing iron ore.

Operating result

Net sales increased in 2Q19 compared to 2Q18 and 1Q19, due to the increase in net sales per tonne sold in the domestic market, despite lower net sales in the export market influenced by lower international prices.

Cost of goods sold increased in 2Q19 in relation to 2Q18 and 1Q19, given the higher costs of raw materials, especially iron ore and coal.

Gross profit and gross margin decreased in 2Q19 compared to 2Q18, mainly due to the lower profitability in exports. Compared to 1Q19, gross profit and gross margin expanded, since the increase in net sales per tonne sold outpaced the increase in cost per tonne sold.

The reductions in EBITDA and EBITDA margin in 2Q19 compared to 2Q18 accompanied the reductions in gross profit and gross margin, which were partially neutralized by higher depreciation. In relation to 1Q19, EBITDA and EBITDA margin increased, following the performance of gross profit and gross margin in the period.

EBITDA (R$ million) and EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	2Q19	2Q18	∆	1Q19	∆	6M19	6M18	∆

Volumes (1,000 tonnes)
Production of crude steel	1,195	1,755	-31.9%	1,267	-5.7%	2,462	3,554	-30.7%
Shipments of steel	1,066	1,665	-36.0%	1,076	-0.9%	2,142	3,355	-36.1%
Results (R$ million)
Net Sales	3,812	5,411	-29.5%	3,842	-0.8%	7,654	9,839	-22.2%
Cost of Goods Sold	(3,441)	(4,907)	-29.9%	(3,400)	1.2%	(6,841)	(9,095)	-24.8%
Gross profit	371	504	-26.4%	442	-16.1%	813	744	9.3%
Gross margin (%)	9.7%	9.3%		11.5%		10.6%	7.6%
EBITDA	425	497	-14.5%	506	-16.0%	932	745	25.1%
EBITDA margin (%)	11.1%	9.2%		13.2%		12.2%	7.6%

Production and shipments

Production and shipments in 2Q19 decreased in relation to 2Q18, reflecting the divestment of most of the rebar units in the United States. In relation to 1Q19, production decreased due to lower shipments influenced by the drawdown in inventories in the chain. Our key markets, however, remain healthy at historically high levels.

Operating result

Net sales, cost of goods sold and gross profit decreased in 2Q19 in relation to 2Q18, given the aforementioned divestments.

Gross profit and gross margin decreased in 2Q19 compared to 1Q19, but remained at high levels. The decreases were due to the decrease in the metal spread, with the reduction in steel prices outstripping the reduction in scrap prices.

The reduction in EBITDA in 2Q19 compared to 2Q18 lagged the reduction in selling, general and administrative expenses in the period. On the other hand, EBITDA margin expanded, reflecting the Division’s new asset portfolio marked by more profitable assets. In relation to 1Q19, EBITDA also decreased, accompanying the decrease in gross profit in the period, but with EBITDA margin remaining at a high level.

EBITDA (R$ million) and EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	2Q19	2Q18	∆	1Q19	∆	6M19	6M18	∆

Volumes (1,000 tonnes)
Production of crude steel	156	216	-27.8%	139	12.6%	295	459	-35.7%
Shipments of steel	262	386	-32.1%	244	7.4%	506	761	-33.5%
Results (R$ million)
Net Sales	840	1,108	-24.2%	739	13.7%	1,580	2,075	-23.9%
Cost of Goods Sold	(719)	(957)	-24.9%	(629)	14.3%	(1,349)	(1,767)	-23.7%
Gross profit	121	151	-19.9%	110	10.0%	231	308	-25.0%
Gross margin (%)	14.4%	13.6%		14.9%		14.6%	14.8%
EBITDA	168	179	-6.1%	157	7.0%	326	366	-10.9%
EBITDA margin (%)	20.0%	16.2%		21.2%		20.6%	17.6%

Production and shipments

Production and shipments of crude steel decreased in 2Q19 compared to 2Q18, influenced primarily by the deconsolidation of Chile. In relation to 1Q19, production and shipments of crude steel increased, mainly due to the higher demand for long steel in Argentina.

Operating result

Net sales and cost of goods sold decreased in 2Q19 compared to 2Q18, mainly due to the deconsolidation of Chile. Compared to 1Q19, net sales increased, driven by the higher net sales per tonne sold in all countries. Meanwhile, cost of goods sold increased, due to the higher cost per tonne sold.

Gross profit decreased in 2Q19 in relation to 2Q18, due to the deconsolidation of Chile, but increased in relation to 1Q19, reflecting the higher net sales in the period.

EBITDA in 2Q19 accompanied the performance of gross profit in relation to 2Q18 and 1Q19.

EBITDA (R$ million) and EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	2Q19	2Q18	∆	1Q19	∆	6M19	6M18	∆

Volumes (1,000 tonnes)
Production of crude steel	448	637	-29.7%	518	-13.5%	967	1,228	-21.3%
Shipments of steel	426	569	-25.1%	430	-0.9%	857	1,083	-20.9%
Results (R$ million)
Net Sales	1,844	2,133	-13.5%	1,840	0.2%	3,684	3,865	-4.7%
Cost of Goods Sold	(1,670)	(1,807)	-7.6%	(1,649)	1.3%	(3,319)	(3,274)	1.4%
Gross profit	174	326	-46.6%	191	-8.9%	366	591	-38.1%
Gross margin (%)	9.4%	15.3%		10.4%		9.9%	15.3%
EBITDA	241	386	-37.6%	238	1.3%	479	700	-31.6%
EBITDA margin (%)	13.1%	18.1%		12.9%		13.0%	18.1%

Production and shipments

Crude steel production and shipments decreased in 2Q19 compared to 2Q18, influenced by the deconsolidation of India and the lower production and shipments in Brazil and the United States. In Brazil, vehicle production and shipments increased, despite the slowdown in vehicle production growth influenced by lower exports to Argentina, which is the country’s main client. In the United States, the decline in shipments was due mainly to the drawdown in inventories in the distribution chain.

In relation to 1Q19, crude steel production decreased due to higher inventories in the auto industry chain in Brazil, which led to the temporary shutdown (lay-off) of the unit in Mogi das Cruzes, SP. On the other hand, shipments remained stable, reflecting the recovery of shipments in Brazil, despite the lower vehicle exports to Argentina, given that country’s financial crisis, which was partially offset by the lower shipments in the United States.

Operating result

Despite the increase in net sales per tonne sold in Brazil and the United States in 2Q19 compared to 2Q18, the reduction in net sales is mainly due to the deconsolidation of India.

Cost of goods sold decreased in 2Q19 in relation to 2Q18, due to the deconsolidation of India, despite the increase in cost per tonne sold in Brazil and the United States.

Gross profit and gross margin decreased in 2Q19 compared to 2Q18, since the increase in costs per tonne sold surpassed the increase in net sales per tonne sold, due to the strong pressure from the costs of inputs in general.

The performance of EBITDA and EBITDA margin in 2Q19 in relation to 2Q18 accompanied the performance of gross profit and gross margin. In relation to 1Q19, EBITDA and EBITDA margin remained stable, with the stronger performance in Brazil offsetting the weaker performance in the United States.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	June 30, 2019	December 31, 2018

CURRENT ASSETS
Cash and cash equivalents	1,750,857	2,890,144
Short-term investments	390,607	459,470
Trade accounts receivable - net	3,732,421	3,201,656
Inventories	9,531,907	9,167,689
Tax credits	543,423	527,428
Income and social contribution taxes recoverable	375,619	445,561
Unrealized gains on financial instruments	—	30,711
Other current assets	571,023	780,423
	16,895,857	17,503,082

NON-CURRENT ASSETS
Tax credits	42,660	32,065
Deferred income taxes	3,627,519	3,874,054
Unrealized gains on financial instruments	3,086	2,706
Related parties	63,126	27,939
Judicial deposits	2,181,223	2,135,414
Other non-current assets	466,462	449,592
Prepaid pension cost	51,902	17,952
Advance for future investment in joint venture	91,973	375,456
Investments in associates and joint ventures	1,695,371	1,367,802
Goodwill	9,020,556	9,112,390
Leasing	727,742	—
Other Intangibles	727,827	836,096
Property, plant and equipment, net	15,529,952	15,546,481
	34,229,399	33,777,947
TOTAL ASSETS	51,125,256	51,281,029

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	June 30, 2019	December 31, 2018
CURRENT LIABILITIES
Trade accounts payable	3,832,809	4,335,054
Short-term debt	1,851,194	1,822,183
Debentures	22,716	2,755
Taxes payable	407,905	351,545
Income and social contribution taxes payable	138,517	395,682
Payroll and related liabilities	482,219	588,627
Dividends payable	—	169,616
Leasing payable	219,466	—
Employee benefits	578	157
Environmental liabilities	60,973	60,419
Unrealized losses on financial instruments	3,061	5,245
Other current liabilities	695,792	772,970
	7,715,230	8,504,253

NON-CURRENT LIABILITIES
Long-term debt	9,883,028	11,545,658
Debentures	2,916,947	1,536,118
Related parties	5,198	1,350
Deferred income taxes	61,015	118,368
Provision for tax, civil and labor liabilities	695,470	770,305
Environmental liabilities	61,394	72,228
Employee benefits	1,260,820	1,356,560
Obligations with FIDC	978,642	938,526
Leasing payable	517,949	—
Other non-current liabilities	461,118	499,092
	16,841,581	16,838,205
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(260,529)	(280,426)
Capital reserves	11,597	11,597
Retained earnings	5,502,202	4,806,089
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	4,733,425	4,814,988
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	26,365,051	25,730,604

NON-CONTROLLING INTERESTS	203,394	207,967

EQUITY	26,568,445	25,938,571

TOTAL LIABILITIES AND EQUITY	51,125,256	51,281,029

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

NET SALES	10,154,053	12,035,355	20,179,714	22,424,155

Cost of sales	(8,881,496)	(10,390,656)	(17,638,146)	(19,440,356)

GROSS PROFIT	1,272,557	1,644,699	2,541,568	2,983,799

Selling expenses	(120,131)	(141,328)	(242,768)	(287,665)
Impairment loss on trade receivables	(1,971)	(16,237)	(7,978)	(20,335)
General and administrative expenses	(231,833)	(273,382)	(470,501)	(543,378)
Other operating income	59,321	40,849	147,841	89,706
Other operating expenses	(14,219)	(50,382)	(28,663)	(68,639)
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	(47,824)	—	(51,321)
Equity in earnings of unconsolidated companies	(38,587)	23,777	(24,359)	41,526

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	925,137	1,180,172	1,915,140	2,143,693

Financial income	47,756	33,969	88,773	65,286
Financial expenses	(352,901)	(387,264)	(698,274)	(753,295)
Exchange variations, net	12,052	(388,210)	(58,404)	(395,273)
Gain and losses on financial instruments, net	(7,173)	27,842	(7,094)	27,055

INCOME BEFORE TAXES	624,871	466,509	1,240,141	1,087,466

Current	(105,467)	(152,269)	(231,073)	(300,444)
Deferred	(146,653)	384,049	(183,691)	359,678
Income and social contribution taxes	(252,120)	231,780	(414,764)	59,234

NET INCOME	372,751	698,289	825,377	1,146,700

(+) Gains and losses on assets held for sale and sales of interest in subsidiaries	—	47,824	—	51,321
	—	47,824	—	51,321

ADJUSTED NET INCOME*	372,751	746,113	825,377	1,198,021

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted by extraordinary events that influenced the net income, without cash effect.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Cash flows from operating activities
Net income for the period	372,751	698,289	825,377	1,146,700
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	526,838	456,545	1,032,637	910,061
Equity in earnings of unconsolidated companies	38,587	(23,777)	24,359	(41,526)
Exchange variation, net	(12,052)	388,210	58,404	395,273
Loss (Gains) on financial instruments, net	7,173	(27,842)	7,094	(27,055)
Post-employment benefits	35,216	45,179	81,636	93,147
Stock based compensation	9,330	11,784	19,714	21,036
Income tax	252,120	(231,780)	414,764	(59,234)
Gains on disposal of property, plant and equipment, net	7,141	(34,870)	(836)	(40,534)
Gains and losses on assets held for sale and sales os interest in subsidiaries	—	47,824	—	51,321
Impairment loss on trade receivables	1,971	16,137	7,978	20,235
Provision for tax, labor and civil claims	(3,418)	(4,685)	(74,805)	(40,720)
Interest income on short-term investments	(11,979)	(10,550)	(28,721)	(20,715)
Interest expense on debt and debentures	256,599	296,403	506,559	570,244
Interest on loans with related parties	(1,276)	(87)	(1,841)	(91)
Provision for net realizable value adjustment in inventory, net	4,464	3,264	4,036	2,421
	1,483,465	1,630,044	2,876,355	2,980,563
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable	221,690	(153,897)	(521,804)	(1,040,329)
Increase in inventories	(214,590)	(1,055,974)	(416,761)	(1,462,671)
(Decrease) Increase in trade accounts payable	(295,202)	253,828	(582,198)	632,309
Decrease (Increase) in other receivables	1,998	1,906	(39,418)	(30,183)
Decrease in other payables	(339,693)	(151,578)	(465,863)	(432,894)
Dividends from associates and joint ventures	7,773	6,219	10,933	11,562
Purchases of trading securities	(131,625)	(307,754)	(424,016)	(482,677)
Proceeds from maturities and sales of trading securities	342,487	655,322	500,068	796,848
Cash provided by operating activities	1,076,303	878,116	937,296	972,528

Interest paid on loans and financing	(351,657)	(331,178)	(523,667)	(566,434)
Income and social contribution taxes paid	(159,491)	(93,853)	(183,896)	(157,066)
Net cash provided by operating activities	565,155	453,085	229,733	249,028

Cash flows from investing activities
Purchases of property, plant and equipment	(423,741)	(299,147)	(728,273)	(515,803)
Proceeds from sales of property, plant and equipment, investments and other intangibles	5,497	594,656	19,314	927,066
Purchases of other intangibles	(26,025)	(9,501)	(35,088)	(13,965)
Advance for future investment in joint venture	(94,687)	—	(94,687)	—
Net cash (used in) provided by investing activities	(538,956)	286,008	(838,734)	397,298

Cash flows from financing activities
Purchases of Treasury stocks	—	—	—	(149,711)
Dividends and interest on capital paid	(131,204)	(116,573)	(297,624)	(171,723)
Proceeds from loans and financing	1,670,759	414,356	1,882,008	893,506
Repayment of loans and financing	(1,715,922)	(1,035,119)	(1,956,462)	(1,345,884)
Leasing payment	(55,722)	—	(108,747)	—
Intercompany loans, net	13,060	2,838	(29,498)	10,542
Net cash used in financing activities	(219,029)	(734,498)	(510,323)	(763,270)

Exchange variation on cash and cash equivalents	1,923	257,649	(19,963)	199,297

(Decrease) Increase in cash and cash equivalents	(190,907)	262,244	(1,139,287)	82,353
Cash and cash equivalents at beginning of period	1,941,764	2,375,447	2,890,144	2,555,338
Cash and cash equivalents at end of period	1,750,857	2,637,691	1,750,857	2,637,691

APPENDIX — PRO FORMA

To present the results of the business divisions excluding the effects from the divestment program, the pro forma Business Division and Consolidated results for 2018 follow:

Brazil BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	1,532	1,381	1,479	1,454	5,846
Shipments of steel	1,438	1,364	1,422	1,311	5,535
Results (R$ million)
Net Sales	3,611	3,798	4,390	3,946	15,745
Cost of Goods Sold	(2,929)	(3,139)	(3,602)	(3,374)	(13,044)
Gross profit	682	659	788	571	2,700
Gross margin (%)	18.9%	17.4%	17.9%	14.5%	17.2%
Adjusted EBITDA	751	743	891	647	3,032
Adjusted EBITDA Margin	20.8%	19.6%	20.3%	16.4%	19.3%

North America BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	1,328	1,297	1,221	1,008	4,854
Shipments of steel	1,061	1,125	1,027	1,003	4,216
Results (R$ million)
Net Sales	2,933	3,818	4,030	3,705	14,486
Cost of Goods Sold	(2,693)	(3,376)	(3,516)	(3,325)	(12,910)
Gross profit	240	442	514	380	1,576
Gross margin (%)	8.2%	11.6%	12.8%	10.3%	10.9%
Adjusted EBITDA	239	437	522	406	1,604
Adjusted EBITDA Margin	8.1%	11.4%	13.0%	11.0%	11.1%

South America BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	146	169	142	144	601
Shipments of steel	262	275	284	262	1,083
Results (R$ million)
Net Sales	691	808	907	819	3,225
Cost of Goods Sold	(583)	(667)	(762)	(701)	(2,713)
Gross profit	108	141	145	118	512
Gross margin (%)	15.6%	17.5%	16.0%	14.4%	15.9%
Adjusted EBITDA	154	174	185	128	641
Adjusted EBITDA Margin	22.3%	21.5%	20.4%	15.6%	19.9%

Special Steel BD - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	522	568	578	444	2,112
Shipments of steel	445	502	494	474	1,915
Results (R$ million)
Net Sales	1,557	1,931	2,116	1,989	7,593
Cost of Goods Sold	(1,321)	(1,633)	(1,819)	(1,814)	(6,587)
Gross profit	236	298	297	175	1,006
Gross margin (%)	15.2%	15.4%	14.0%	8.8%	13.2%
Adjusted EBITDA	283	351	342	226	1,202
Adjusted EBITDA Margin	18.2%	18.2%	16.2%	11.4%	15.8%

Consolidated - Pro forma	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	3,527	3,412	3,421	3,051	13,411
Shipments of steel	3,060	3,117	3,124	2,971	12,272
Results (R$ million)
Net Sales	8,443	9,937	10,927	10,270	39,577
Cost of Goods Sold	(7,167)	(8,397)	(9,177)	(9,006)	(33,747)
Gross profit	1,276	1,540	1,750	1,264	5,830
Gross margin (%)	15.1%	15.5%	16.0%	12.3%	14.7%
Adjusted EBITDA	1,410	1,657	1,899	1,373	6,339
Adjusted EBITDA Margin	16.7%	16.7%	17.4%	13.4%	16.0%

Divestments	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	638	575	548	170	1,931
Shipments of steel	811	718	564	196	2,289
Results (R$ million)
Net Sales	1,946	2,097	1,909	630	6,582
Cost of Goods Sold	(1,883)	(1,993)	(1,797)	(590)	(6,263)
Gross profit	63	104	112	40	319
Gross margin (%)
Adjusted EBITDA	74	99	114	31	318
Adjusted EBITDA Margin

Consolidated	1Q18	2Q18	3Q18	4Q18	2018
Volumes (1,000 tonnes)
Production of crude steel	4,165	3,987	3,969	3,221	15,342
Shipments of steel	3,871	3,835	3,688	3,167	14,561
Results (R$ million)
Net Sales	10,389	12,034	12,836	10,900	46,159
Cost of Goods Sold	(9,050)	(10,390)	(10,974)	(9,596)	(40,010)
Gross profit	1,339	1,644	1,862	1,304	6,149
Gross margin (%)	12.9%	13.7%	14.5%	12.0%	13.3%
Adjusted EBITDA	1,484	1,756	2,013	1,404	6,657
Adjusted EBITDA Margin	14.3%	14.6%	15.7%	12.9%	14.4%